December 20, 2006
CONFIDENTIAL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attn: Brian Cascio, Branch Chief
140 Scott Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

FIRM / AFFILIATE OFFICES
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File No. 040981-0013

          Re: Avago Technologies Finance Pte. Ltd.
Dear Brian:
     I am writing on behalf of our client, Avago Technologies Finance Pte. Ltd., a Singapore corporation (“Avago Finance”), to respond to the comments you orally conveyed to me earlier today regarding the text included at the top of page F-10 of Amendment No. 2 to the Form F-4 under the caption, “The Subsidiaries and Holdings Guarantors.” Specifically, you asked that we consider the following:
•	Clarifying that Avago Finance is a holding company that meets the requirements to use Rule 3-10(f) (i.e., it does not have independent assets, liabilities or operations); and
•	Clarifying in references to subsidiary financial information that the financial information is not “separately” provided to remove any suggestion that the financial information is excluded from the consolidated financial data.
     Avago Finance proposes to amend the registration statement in accordance with the text attached in order to resolve the comments. In addition, when we looked at this again, we found the references to Holdings confusing since Holdings is not offering any securities in this offering because it is not a guarantor of the notes being registered (the guaranty only benefits the bank credit agreement which has been repaid).
     If you have further questions, please call me at (650) 463-2643.

Very truly yours,
/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

The Subsidiaries and Holdings Guarantors
     We and our material subsidiaries are issuers or guarantors of the notes and our senior credit facilities (See Note 9. “Senior Credit Facilities and Borrowings”). Financial statements of Avago Finance have not been separately presented as it has no independent assets, liabilities or operations and the guarantees are full and unconditional and joint and several. Financial statements of the subsidiaries excluded from the guarantee have not been separately presented because they are minor. Each of the subsidiary co-issuers and subsidiary guarantors of the notes is a 100% owned direct or indirect subsidiary of Avago Finance. There are no significant contractual restrictions on the ability of Avago Finance or any subsidiary co-issuer or guarantor to obtain funds from its subsidiaries by dividend or loan, and the only other significant limitations on any such transfers are those customarily imposed by statutory capital, fraudulent conveyance, fraudulent transfer and similar insolvency laws, which the Company does not believe are material to its ability to service its debt obligations.
     Holdings is a guarantor of our senior credit facilities but is not a guarantor of the notes. ~~Financial statements of~~ Holdings ~~have not been presented as it~~ has no independent assets, liabilities or operations ~~and the guarantees are full and unconditional and joint and several.~~